SOCIAL REALITY, INC.

June 4, 2012

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Telephone Number: (202) 551-3715

RE:	Social Reality, Inc.
Registration Statement on Form S-1
Filed April 25, 2012
File No. 333-179151

Dear Mr. Spirgel:

We are submitting this letter in response to your comments of May 3, 2012, with regard to the above referenced filing of Social Reality, Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

General

1.         Please note the financial statements updating requirements within the applicable sections of Rule 3-12 of Regulation S-X.

Response:	We have updated the registration statement to include the updated financial information.

Selling Security Holders, page 11

2.         We note your table on page 11. Please revise to show for each security holder their holdings with respect to these three columns: (i) the total amount of securities held by the security holder prior to registering their shares for resale, (ii) the total amount of securities being registered for resale pursuant to this prospectus, and (iii) the balance of the total amount of securities held if all the shares registered for resale were to be sold that is, the last column should show the shares in column (i) minus the shares in column (ii). Currently it appears the first column inaccurately shows the total number of shares held before the resale. In addition, if applicable, show the percentage of the class owned by each security holder after the completion of the offering if the holdings are 1% or more. Please refer to Item 507 of Regulation S-K.

Response:         We have revised the selling shareholder table accordingly.

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SOCIAL REALITY, INC.

Revenue Recognition, page 26

Organization and Basis of Presentation, page 40

Revenue Recognition, page 40

3.          We note your response to comments six and seven from our letter dated April 19, 2012. As stated in your response, you receive a flat fee for the building, management and monitoring of your application/ campaign and in some instances, on a cost per thousand impression (“CPM”) basis and/or cost per engagement (“CPE”) basis by such advertiser. Revenue is earned when the required impressions are achieved. You also sell the media and advertising inventory of your publishing partners’ websites and applications. Compensation for these latter services is paid by your advertising customer on a CPM or CPE basis. The revenue arrangement clearly consists of two separate deliverables: campaign development and distribution of the campaign through the media inventory made available by your web publishing partners.

In your response to comment seven, you appear to make a case for gross revenue reporting for all of your targeted and measurable online advertising campaigns, sponsored campaigns, and custom campaigns based primarily on your assumption of credit risk. Although you appear to be the primary obligor for the campaign development and monitoring efforts, it appears to us that you may be an agent for the sale of your publishing partners’ media inventory in connection with the distribution of such advertising campaigns. If so, that latter deliverable would be subject to net reporting of revenues under ASC 605-45-45. In this regard, we note your disclosure that you do not own media inventory. If you disagree, please provide us your analysis under ASC 605- 45-45 as to how you concluded that gross reporting is appropriate and that you are the primary obligor for advertising campaign distribution through your publishing partners’ media inventory and for other aspects of your arrangements where compensation is paid on a CPM or CPE basis.

Response:	We note the staff’s comments, particularly as they relate to the application of ASC 605-45-45. We are herewith providing our analysis under ASC 605-45-45 supporting gross revenue recognition related to revenue related to the distribution of our customers’ advertising campaigns. The analysis is being done on a point-by-point basis.

ASC 605-45-45 analysis:

ASC 605-45-45 states that it is a matter of judgment whether an entity should report revenue on a gross versus net basis. The guidance lists eight indicators that may support gross revenue recognition and three factors that may support net revenue recognition. The Guidance indicates that these eleven factors shall be considered in the evaluation.

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SOCIAL REALITY, INC.

Factors supporting gross revenue reporting:

The Entity is the Primary Obligor in the Arrangement

Our services to customers include: social engagement strategy, graphical development, development of nonprofit or charity reward incentives, and management of the application development. We work with both brands and advertising agencies on these custom projects. We are the primary obligors for acquiring and supplying the product (advertising space) for our customers. We have the responsibility to pay our suppliers regardless of whether we receive payment from our customers (except for those instances in which we already report on a net basis). Rates charged to our customers are negotiated independently with them, independently from our negotiations of rates paid to our suppliers.

Our suppliers do not contract with us to sell their advertising inventory for them. Demand for our products drives the acquisition of media space.

This factor is an indicator of gross revenue reporting.

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return

This item is not applicable to us. We do not own media inventory. We acquire media inventory from our suppliers as needed. Our suppliers do not contract with us to sell their media inventory on a commission or any other basis. When we do acquire the media inventory, we are the primary obligor for payment to the supplier. Our customers have no responsibility for payments to our suppliers.

This factor is an indicator of gross revenue reporting.

The Entity Has Latitude in Establishing Price

We negotiate the prices charged to our customers independently from the prices we negotiate with our suppliers. There are no constraints to our establishing an exchange price with our customers.

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SOCIAL REALITY, INC.

This factor is an indicator of gross revenue reporting.

The Entity Changes the Product or Performs Part of the Service

The media space that we acquire is an intangible item. However, we construct the campaigns and applications which are placed on the intangible media space. The value of the media space to our customers is enhanced by the services that we perform prior to the placement on the supplier sites. We are primarily responsible for fulfillment, including the ultimate acceptability of our services to our customers. Our suppliers do not contract with us to perform these services prior to, or in conjunction with, the sale of the media space.

This factor is an indicator of gross revenue reporting.

The Entity Has Discretion in Supplier Selection

We have multiple suppliers of media space available to us. We have the discretion to select the supplier of media space that will provide our customers with specific demographic profiles that are of interest to our customers. We are consistently adding new publishing partners for availability to our customers’ needs. None of our suppliers contract with us to sell their media inventory on their behalf.

This factor is an indicator of gross revenue reporting.

The Entity Is Involved in the Determination of Product or Service Specifications

We are responsible for determining the nature, type, characteristics and specifications of the advertising desired by our customers, in conjunction with consultation with those customers. The media space that we acquire is essentially a void. We develop social engagement strategy, graphical development and content for our customers in order to fill that void.

Our media suppliers do not contract with us to develop any enhancements of their media space. These enhancements are done solely for the benefit of our customers.

This factor is an indicator of gross revenue reporting.

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SOCIAL REALITY, INC.

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping

This is not applicable. The media space is an intangible object and there is no physical loss inventory risk. However, we are the entity that acquires the media space and is responsible for payment to the supplier. Our customers do not acquire the media space.

This factor is not applicable.

The Entity Has Credit Risk

We assume credit risk for the amount billed to our customers. We are responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected (except for those instances in which we already report on a net basis). We do not fully collect the sales price prior to the placement of the campaigns or completion of other services rendered to our customers.

This factor is an indicator of gross revenue reporting.

Factors supporting net revenue reporting:

The Entity's Supplier Is the Primary Obligor in the Arrangement

Our suppliers have no obligations to us or to our customers, except to provide the media space. Our suppliers are not responsible for fulfillment, including the acceptability of the products or services by our customers. Our representations and negotiations with our customers provide evidence that we are responsible for fulfilling the services desired by the customer, through design services and acquisition of media space from one or more of our multiple suppliers. None of our suppliers contract with us to sell their media inventory on their behalf.

This factor is not an indicator of net revenue reporting.

The Amount the Entity Earns Is Fixed

We do not earn a fixed dollar amount per customer transaction regardless of the amount billed to a customer or earn a stated percentage of the amount billed to a customer (except for those instances in which we already report on a net basis). Our prices charged to our customers are negotiated independently with those customers. The negotiations of rates paid to our suppliers are conducted independently from the prices negotiated with our customers.

This factor is not an indicator of net revenue reporting.

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SOCIAL REALITY, INC.

The Supplier Has Credit Risk

Our suppliers have no credit risk in relation to amounts charged by us to our customers or whether we receive payment from our customers (except for those instances in which we already report on a net basis). Their credit risk is limited to the transactions that they conduct with us, independent of our transaction with our customers. We have the responsibility to pay our suppliers regardless of whether we receive payment from our customers.

This factor is not an indicator of net revenue reporting.

Peer Group Revenue Reporting

In developing our revenue recognition policies, we have looked primarily to the guidance provided in the FASB Accounting Standards Codification. We have also reviewed the policies adopted by peer group entities, particularly ValueClick, Inc. We note from disclosures in the ValueClick, Inc. form 10K for the year ended December 31, 2011 that their revenue recognition policies are similar to ours.

ValueClick, Inc.’s disclosure of their media segment reads as follows (emphasis added):

MEDIA SEGMENT

ValueClick's Media segment provides a comprehensive suite of digital marketing services and tailored programs that help marketers create and increase awareness for their products and brands, attract visitors and generate leads and sales through the Internet and on mobile devices. We have aggregated thousands of online publishers and mobile application developers, and we supplement the inventory available from these sources with our ability to acquire inventory by bidding on a real-time basis through ad exchanges and other channels. We utilize our proprietary technology and data platforms and apply our industry expertise to deliver our customers' display and mobile ad campaigns across the various inventory sources to which we have access. With traditional banner ads, interstitials, text links, and other online ad units, our technology maximizes the impact of marketing campaigns by identifying the most effective placement for each type of campaign. We also execute a wide variety of rich media applications, including in-stream and in-banner video ads, providing even greater visual and auditory impact for a marketer's online display advertising campaigns.

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SOCIAL REALITY, INC.

Marketers can reach targeted online users on a large scale, using a variety of online display and mobile ad units across our entire network of publishers, any of 21 standard channels of online content within the network, customized content channels, or a select number of websites where we are authorized to sell inventory on a single-site basis. Audiences can be further targeted based on the demographic and psychographic composition of sites within the network and technical information such as geographic location, browser type, connection speed, ISP, or top-level domain (.com, .edu, etc.). We also manage vertically-focused networks in the areas of pharma/healthcare (AdRx Media), home and garden (Modern Living Media) and motherhood (Mom's Media). In addition, our behavioral targeting capabilities allow marketers to retarget users who have recently visited their sites or display highly relevant ads based on anonymous profiles that we develop based on consumers' recent online behavior such as web browsing and interaction with ads across our network.

With over 13,000 active online publisher sites in the U.S. and approximately 18,000 worldwide, our display advertising network reached 181 million unique visitors, or 82% of the U.S. internet audience in December 2011, according to data published by comScore, Inc.

We offer multiple pricing models designed around maximizing our customers' return on investment. Our display and mobile advertising placements are offered on several pricing models including: cost-per-thousand-impression ("CPM"), whereby our customers pay based on the number of times the target audience is exposed to the advertisement; cost-per-click ("CPC"), whereby payment is triggered only when an interested individual clicks on our customer's advertisement; and cost-per-action ("CPA"), whereby payment is triggered only when a specific, pre-defined action is performed by an online consumer.

The benefits that our customers enjoy in display and other Web advertising include, but are not limited to: flexible pricing models; the ability to target and reach significant numbers of online consumers in a way that complements media buys on portals and other large websites; and the ability to improve online and mobile advertising performance while the campaigns are still running by optimizing at site, placement and creative levels, based on both response to ads and the resulting conversions.

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SOCIAL REALITY, INC.

Publishers and application developers in our display and mobile advertising networks enjoy efficient and effective monetization of their advertising inventory, including: representation by our direct sales teams in major U.S. and European media markets; participation in large-scale advertiser and advertising agency campaigns they may not be able to access on their own; enhanced monetization through our campaign optimization technology; and, settlement services to facilitate payments to publishers for the inventory utilized by the advertisers. Through our proprietary publisher interface, publishers can control their participation in campaigns as well as their minimum acceptable level of revenue on an effective-CPM basis.

ValueClick, Inc.’s disclosure of its revenue recognition policy relative to their Media operations is as follows (emphasis added):

The Company's Media and Owned & Operated Websites segments revenue is recognized in the period that the advertising impressions, click-throughs or actions occur, when lead-based information is delivered, provided that no significant Company obligations remain, collection of the resulting receivable is reasonably assured, and the fees are fixed or determinable. The Company acts as a principal in Media and Owned & Operated Websites segment transactions in that the Company is the primary obligor to the advertiser customers. Revenue is recognized in the Company's Media and Owned & Operated Websites segments on a gross basis and publisher expenses that are directly related to a revenue-generating event are recorded as a component of cost of revenue.

Conclusion:

Similar to FASB’s Implementation Guidance and Illustrations 605-55 (Internet Based Advertising - Example 9) and our assessment of the factors contained in the guidance under ASC 605-45-45 pursuant to our analysis described above, we have concluded that gross revenue recognition is appropriate and that we are the primary obligor for advertising campaign distributions. We also believe that the revenue recognition policy, consistent with our policies, of a peer group company with market capitalization of over $1 billion also supports our conclusion.

Sincerely,

/s/ Christopher Miglino

Christopher Miglino

Chief Executive Officer

Social Reality, Inc.

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